SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ANNUAL AND EXTRAORDINARY GENERAL MEETING

OF APRIL 13, 2021

Consolidated Summary Statement of Remote Voting

São Paulo, April 12, 2021 – Braskem S.A. (“Braskem”) (B3: BRKM3, BRKM5 e BRKM6; NYSE:BAK; LATIBEX: XBRK), in compliance with CVM Instruction No. 481/09, as amended, hereby disclose to its shareholders and the market the summary voting statements containing the consolidated voting instructions received from Itaú Corretora de Valores S.A. (“Stock Transfer Agent") and the voting instructions received directly by the Company, referring to the Annual and Extraordinary General Meeting of the Company called to be held on April 13, 2021, as APPENDIX I.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

EXHIBIT I

ANNUAL AND EXTRAORDINARY GENERAL MEETING

OF APRIL 13, 2021

Consolidated Summary Statement of Remote Voting

Code of the Resolution	Description of the Resolution	Vote	Total Number of Shares	Number of Shares (Common Shares)	Number of Shares (Preferred Shares Class “A”)	Number of Shares (Preferred Shares Class “B”)
Annual General Meeting
1	Examine, discuss and vote on Company’s Financial Statement, containing the Notes to Financial Statements, along with the Report and Opinion of the Independent Auditors and the Opinion of the Fiscal Council, for the fiscal year ended December 31, 2020.	ABSTAIN	-	-	-	-
		APPROVE	4,345,162	4,345,162	-	-
		REJECT	-	-	-	-
2	Examine, discuss and vote the Management Proposal and respective Management Account for the fiscal year ended December 31, 2020.	ABSTAIN	-	-	-	-
		APPROVE	4,345,162	4,345,162	-	-
		REJECT	-	-	-	-

3	Resolve on the management proposal for allocation of the results in the fiscal year ended December 31, 2020.	ABSTAIN	-	-	-	-
		APPROVE	4,345,162	4,345,162	-	-
		REJECT	-	-	-	-
4	Indication of all candidates that compose the plaque - Chapa Única	ABSTAIN	-	-	-	-
		APPROVE	4,345,162	4,345,162	-	-
		REJECT	-	-	-	-
5	In case one of the candidates that compose the plate no longer integrates it to accommodate separate election that articles 161, paragraph 4, and 240 of the Brazilian Corporate Law deals with, can the votes corresponding to your shares continue to be conferred on the chosen plate?	ABSTAIN	4,345,162	4,345,162	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
6	Do you want to request the adoption of the separate election by minority Shareholders of common shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of Brazilian Corporate Law?	ABSTAIN	4,345,162	4,345,162	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-

7	Do you want to request the adoption of the separate election by minority Shareholders of preferred shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of Brazilian Corporate Law?	ABSTAIN	80,000	-	80,000	-
		APPROVE	30,072,484	-	30,072,484	-
		REJECT	-	-	-	-
8	Resolve the annual and global Management and Fiscal Council compensation for the fiscal year to be ended on December 31, 2021.	ABSTAIN	-	-	-	-
		APPROVE	4,345,162	4,345,162	-	-
		REJECT	-	-	-	-
9	Separate election of a member to the Fiscal Council by minority Shareholders of preferred shares, pursuant to article 161, paragraph 4, item a of the Brazilian Corporate Law. HELOÍSA BELOTTI BEDICKS (EFFECTIVE) / REGINALDO FERREIRA ALEXANDRE (ALTERNATE)	ABSTAIN	-	-	-	-
		APPROVE	23,404,481	-	23,404,481	-
		REJECT	-	-	-	-
Extraordinary General Meeting
1	Resolve on the replacement of an alternate member of the Company’s Board of Directors, appointed by the shareholders Novonor S.A. – Under arrangement with creditors (formerly called Odebrecht S.A.) and OSP Investimentos S.A. - Under arrangement with creditors (“Novonor”), for the remaining term of office in course, which will end at the time of the Annual General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2021.	ABSTAIN	-	-	-	-
		APPROVE	4,345,162	4,345,162	-	-
		REJECT	-	-	-	-
2	Resolve on the amendment and consolidation of the Company's Bylaws, in accordance with changes contained in the Management Proposal, to implement adjustments to the Board of Directors’ authority.	ABSTAIN	-	-	-	-
		APPROVE	4,345,162	4,345,162	-	-
		REJECT	-	-	-	-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.